Trading Symbol TSX: GGC

Genco La Guitarra Feasibility Study on Schedule

July 7, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX: GGC] (“Company”, “Genco”) is pleased to report that the Company remains on schedule to complete its previously announced feasibility study in the third quarter of 2008. Genco CFO, Wayne Moorhouse, and Corporate Finance Department head, Gordon Blankstein, are now focused on financing of the planned expanded operations.

Genco President, Gregory K. Liller states “At La Guitarra we continue to work with our partners at Kappes, Cassiday and Associates, in order to have the feasibility study completed in the third quarter of this year. As of July 1st we have added a third shift at the La Guitarra Mill, and during the first three days of July the mill processed in excess of 320 tonnes per day. Moving forward we anticipate operating the mill at or near its 340 tonne per day design capacity. The increased mill feed comes from both development ore and expanded areas of production developed over the past twelve months.”

For further information:
James R. Anderson, Co-Chairman
Robert C. Gardner, Co-Chairman
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)